Exhibit 99.1

Mdxhealth Reports Second Quarter 2026 Financial Results

Second quarter revenue growth of 16% to $27.2 million

Conference call with Q&A today at 4:30 PM EST / 22:30 CET

IRVINE, California – August 13, 2026 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leader in urology-focused precision diagnostics, today announced its financial results for the second quarter ended June 30, 2026.

Michael K. McGarrity, CEO of mdxhealth, commented: “We delivered sequential revenue growth of $3.3 million from Q1 to Q2, establishing a clear path toward meeting or exceeding our 2026 revenue guidance of $110-115 million, which represents 20-26% growth over 2025 (excluding Resolve). Importantly, the commercial team’s successful transition of all our Resolve customers by June 30, coupled with the integration of the ExoDx business and our sales force restructuring over the past two quarters, is reflected in the strong recovery of our tissue-based business in Q2.

We expect our tissue growth rates to accelerate further throughout the second half of the year, driving a return to positive adjusted EBITDA as we exit 2026. These results underscore our track record of operating discipline and commercial execution. Combined with a strengthened balance sheet, we are well-positioned to drive sustainable revenue growth and profitability.

Finally, our recent peer-reviewed publication of the GPS PROMPT results from the Oxford study, alongside our ongoing AI initiatives, provides compelling support for expanding our market conversion and share gains in the active surveillance population ahead of our landmark PROTECT study.”

Key Highlights for the second quarter from continuing operations:

●	Revenue of $27.2 million, an increase of 16% over prior year period, and a sequential increase of $3.3 million over Q1

●	Operating loss of $5.1 million compared to $1.5 million for second quarter of 2025, primarily due to increased operating expenses related to the ExoDx acquisition

●	Net loss of $9.5 million, an increase of 36% over prior year period

●	Adjusted EBITDA of $(2.3) million compared to $1.1 million for the same period last year

●	Tissue-based (Confirm mdx and GPS mdx) test volume of 12,525, a decrease of 1% over prior year period, but a 13% sequential increase over Q1

●	Liquid-based (Exo mdx) test volume of 13,578 compared to Select mdx volume of 4,455 for the same period last year

●	Period-end cash and cash equivalents balance of $19.2 million

Results exclude Resolve mdx, which has been discontinued and accounted for as a “discontinued operation” for the current and prior year periods.

Discontinuation of the Resolve mdx Business

As previously announced in our first-quarter update, the Company made the strategic decision to discontinue the Resolve UTI offering to renew our focus on our core prostate cancer business. We successfully completed this wind-down in Q2, with the permanent cessation of operations of our wholly-owned subsidiary Delta Laboratories, LLC (“Delta Lab”) and its Plano, Texas laboratory prior to June 30, 2026. Having met the requisite accounting criteria, the Resolve business is now formally classified as a discontinued operation in accordance with IFRS. As required by these reporting standards, all current and prior-year financial metrics discussed in this release and related financial statements reflect only our continuing core operations, with the historical results of the Resolve business fully excluded.

In connection with the wind-down of Resolve, on August 3, 2026, Delta Lab executed an Assignment for the Benefit of Creditors (“ABC”), assigning all assets and liabilities of Delta Lab to a receiver who will have broad powers and authority to take possession of, and protect and preserve, the assets of Delta Lab, and provide creditors of Delta Lab the opportunity to file proofs of claims. The ABC was executed in order to expedite an orderly sale and disposition of the assets of Delta Lab and pay claims in order of priority, inclusive of the previously disclosed Novitas Solutions’ $10.4 million recoupment claim received by Delta Lab in relation to certain of its historical Resolve mdx claims. The ABC process is limited solely to Delta Lab, which has been independently operated since it was acquired in 2022.

Registered Direct Placement

On August 11, 2026, the Company executed a registered direct placement of 44,052,862 ordinary shares of the Company without nominal value (“Ordinary Shares”) at the Nasdaq closing price-per-share of $0.454 on August 10, 2026, for total gross proceeds of $20 million before deducting estimated offering expenses. The shares were sold to institutional investors, including some of the Company’s largest shareholders, and were placed directly by the Company under its shelf registration statement on Form S-3 filed on February 17, 2026.

Financial review of continuing operations for the three and six months ended, June 30, 2026 and 2025

	Three months ended June 30			Six months ended June 30
USD in ’000 (except per share data) Unaudited	2026	2025 (re-presented*)	% Change	2026	2025 (re-presented*)	% Change
Revenue	27,209	23,394	16%	51,106	44,957	14%
Cost of sales (exclusive of amortization of intangible assets)	(9,320)	(7,335)	27%	(18,547)	(14,438)	28%
Gross Profit	17,889	16,059	11%	32,559	30,519	7%
Operating expenses	(22,988)	(17,578)	31%	(45,822)	(36,735)	25%
Operating loss	(5,099)	(1,519)	236%	(13,263)	(6,216)	113%
Net loss	(9,478)	(6,960)	36%	(19,174)	(16,262)	18%
Adjusted EBITDA**	(2,294)	1,071	n/a	(7,633)	(530)	n/a
Basic and diluted loss per share	(0.18)	(0.14)	29%	(0.37)	(0.33)	12%

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation

**	A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Measures”

Results from continuing operations for the three months ended June 30, 2026

Revenue increased 16% to $27.2 million compared to $23.4 million for the prior year. Revenue in the second quarter of 2026 and 2025 was comprised of 73% and 96% from tissue-based tests, respectively.

Gross profit increased 11% to $17.9 million compared to $16.1 million for the prior year. Gross margins were 65.7% as compared to 68.6% for the prior year, a reduction of 2.9 percentage points, primarily attributed to test mix.

Operating loss increased 236% to $5.1 million compared to $1.5 million for the prior year, driven by increased operating expenses related to the ExoDx acquisition in September 2025.

Net loss increased 36% to $9.5 million compared to $7.0 million for the prior year, primarily driven by higher operating expenses related to the ExoDx acquisition in September 2025.

Adjusted EBITDA was ($2.3) million compared to $1.1 million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Results from continuing operations for the six months ended June 30, 2026

Revenue increased 14% to $51.1 million compared to $45.0 million for the prior year. Revenue in the first six months of 2026 and 2025 was comprised of 75% and 96% from tissue-based tests, respectively.

Gross profit increased 7% to $32.6 million compared to $30.5 million for the prior year. Gross margins were 63.7% as compared to 67.9% for the prior year, a reduction of 4.2 percentage points, primarily attributed to test mix.

Operating loss increased 113% to $13.3 million compared to $6.2 million for the prior year, driven by increased operating expenses related to the ExoDx acquisition in September 2025.

Net loss increased 18% to $19.2 million compared to $16.3 million for the prior year, primarily driven by higher operating expenses related to the ExoDx acquisition in September 2025.

Adjusted EBITDA was ($7.6) million compared to ($0.5) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Cash and cash equivalents as of June 30, 2026, were $19.2 million. Pro-forma cash balance as of June 30, 2026, including the $20 million in gross proceeds from the registered direct placement discussed above, equals $39.2 million.

Conference Call

Michael K. McGarrity, Chief Executive Officer, and Ron Kalfus, Interim Chief Financial Officer, will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-833-309-3473

Belgium: 0800 72 519

United Kingdom: 0808 101 1183

Conference ID: MDX2Q26

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1768432&tp_key=e5dee9dbef

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests, based on proprietary genomic, epigenomic, exosomal and other molecular technologies, assist physicians with the diagnosis and prognosis of prostate cancer and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Non-IFRS disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA and adjusted EBITDA margin, non-IFRS measures that the Company determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss from continuing operations less interest expense, depreciation and amortization of intangible assets, impairment, share-based compensation, fair-value adjustments, provision for inventory obsolescence, reduction in force severance costs, ExoDx acquisition expenses, amendments related to the Exact Sciences earnout, income tax benefit (expense), and other financial and non-cash expenses. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenue. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated timing and benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; changes in payer claims reimbursement practices and MDxHealth estimates regarding collection amounts for tests; the results of recoupment decisions and related appeals; the impacts and effectiveness of exiting from discontinued operations; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the ExoDx and GPS prostate cancer businesses will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS mdx, Exosome Diagnostics, ExosomeDx, Exo mdx, ExoDx, ExoDx Prostate Intelliscore (EPI), and Monitor mdx are trademarks or registered trademarks of MDxHealth SA and its affiliates. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark and all other trademarks and service marks, are the property of their respective owners.

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three months ended		Six months ended
	June 30,		June 30,
		2025		2025
Thousands of $ (except per share data)	2026	(re- presented*)	2026	(re- presented*)
–Continuing operations–
Revenues	27,209	23,394	51,106	44,957
Cost of sales (exclusive of amortization of intangible assets)	(9,320)	(7,335)	(18,547)	(14,438)
Gross profit	17,889	16,059	32,559	30,519
Research and development expenses	(1,995)	(1,859)	(4,129)	(4,347)
Selling and marketing expenses	(11,412)	(8,824)	(22,804)	(17,816)
General and administrative expenses	(8,186)	(6,144)	(16,235)	(11,899)
Amortization of intangible assets	(1,256)	(1,312)	(2,513)	(2,626)
Other operating (expense) income, net	(139)	561	(141)	(47)
Operating loss	(5,099)	(1,519)	(13,263)	(6,216)
Financial income	1,701	501	2,855	1,108
Financial expenses	(6,080)	(6,358)	(8,766)	(11,433)
Loss before income tax	(9,478)	(7,376)	(19,174)	(16,541)
Income tax benefit	0	416	0	279
Loss from continuing operations	(9,478)	(6,960)	(19,174)	(16,262)
–Discontinued operations–
Loss from discontinued operations, net of tax	(2,054)	(412)	(1,225)	(319)
Loss for the period attributable to owners of the parent	(11,532)	(7,372)	(20,399)	(16,581)

Loss per share attributable to owners of the parent
Basic and diluted loss per share from continuing operations	(0.18)	(0.14)	(0.37)	(0.33)
Basic and diluted loss per share from discontinued operations	(0.04)	(0.01)	(0.03)	0.00
Total basic and diluted loss per share	(0.22)	(0.15)	(0.40)	(0.33)

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation.

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	As of June 30, 2026	As of December 31, 2025
ASSETS
Non-current assets
Goodwill	39,252	38,948
Intangible assets	36,709	39,424
Property, plant and equipment	3,608	4,855
Right-of-use assets	8,290	9,821
Financial assets	1,199	1,496
Total non-current assets	89,058	94,544

Current assets
Assets held-for-sale	0	940
Inventories	6,433	6,741
Trade receivables	14,926	14,675
Prepaid expenses and other current assets	2,462	2,021
Cash and cash equivalents	19,207	29,032
Total current assets	43,028	53,409
TOTAL ASSETS	132,086	147,953

EQUITY
Share capital	219,209	219,209
Issuance premium	153,177	153,177
Accumulated deficit	(423,433)	(403,034)
Share-based compensation	21,297	19,335
Translation reserve	(654)	(781)
Total equity	(30,404)	(12,094)

LIABILITIES
Non-current liabilities
Loans and borrowings	96,408	76,197
Lease liabilities	7,634	8,509
Other non-current financial liabilities	21,046	25,807
Total non-current liabilities	125,088	110,513

Current liabilities
Loans and borrowings	0	0
Lease liabilities	1,804	1,898
Trade payables	10,569	10,330
Other current liabilities	6,945	6,741
Other current financial liabilities	18,084	30,565
Total current liabilities	37,402	49,534
Total liabilities	162,490	160,047
TOTAL EQUITY AND LIABILITIES	132,086	147,953

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Thousands of $
For the six months ended June 30,	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(14,425)	(6,504)
Depreciation	2,253	1,871
Amortization of intangible assets	2,529	2,642
Impairment	914	0
Provision for inventory obsolescence	901	528
Share-based compensation	1,167	1,071
Other non-cash transactions	(47)	70
Cash used in operations before working capital changes	(6,708)	(322)

Changes in operating assets and liabilities
Increase (-) in inventories	(594)	(317)
Increase (-) in receivables	(692)	(1,083)
Increase (+) decrease (-) in payables	654	(2,507)
Net cash outflow from operating activities	(7,340)	(4,229)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(401)	(840)
ExoDx acquisition-related working capital adjustment	(304)	0
Payment for Innovation Platform	(329)	0
Earnout payment (GPS acquisition)	(7,479)	(19,658)
Interest received	354	922
Net cash outflow from investing activities	(8,159)	(19,576)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan obligation	19,400	24,250
Earnout payment (GPS acquisition)	(6,521)	(8,313)
Repayment of loan obligations, loan modifications, and debt extinguishment costs	0	(324)
Payment of lease liability	(1,393)	(1,032)
Payment of interest	(5,520)	(4,554)
Other financial expense	(290)	(227)
Net cash inflow from financing activities	5,676	9,800

Net decrease in cash and cash equivalents	(9,823)	(14,005)

Cash and cash equivalents at beginning of the period	29,032	46,798
Effect of exchange rates	(2)	18
Cash and cash equivalents at end of the period	19,207	32,811

UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended		Six months ended
	June 30,		June 30,
		2025		2025
Thousands of $	2026	(re-presented*)	2026	(re-presented*)

IFRS net loss from continuing operations	(9,478)	(6,960)	(19,174)	(16,262)
Amortization of intangible assets	1,256	1,312	2,513	2,626
Depreciation expense	998	796	1,992	1,568
Impairment	0	0	0	0
Interest expense, net	3,538	2,640	6,351	4,483
Share-based compensation expense	605	680	1,167	1,071
Reduction in force severance costs	0	351	0	351
Income tax expense	0	(416)	0	(279)
Fair value adjustments (1)	686	3,088	(711)	5,635
Other adjustments (2)	101	(420)	229	277
Adjusted EBITDA	(2,294)	1,071	(7,633)	(530)

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation.

1)	Primarily related to GPS and ExoDx contingent considerations, option to pay Bio-Techne and Exact Sciences earnout in shares, and Exact Sciences 5-year warrants

2)	Bank fees and other non-cash expenses

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

John Fraunces

Managing Director

Tel: +1 917 355 2395

Jfraunces@lifesciadvisors.com